

May 7, 2019

William Ridenour
Chief Executive Officer
ANGI Homeservices Inc.
14023 Denver West Parkway
Building 64
Golden, CO 80401

      Re: ANGI Homeservices Inc.
          Form 10-K for the Year Ended December 31, 2018
          Filed March 1, 2019
          Form 8-K
          Filed February 7, 2019
          File No. 001-38220

Dear Ms. Ridenour:

We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 8-K Filed February 7, 2019

Q4 2018 Highlights, page 1

1. Your presentation and discussion of certain non-GAAP measures, pro forma revenue, Operating Income Excluding Angie's List and Handy transaction-related items, and Adjusted EBITDA excluding Angie's List and Handy transaction related items in relation to their respective corresponding GAAP measures, are not consistent with the guidance in Q&A 102.10 of the CD&I on Non-GAAP Financial Measures (April 4, 2018). Please revise in future filings.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Robert Shapiro, Senior Staff Accountant, at (202) 551-3273 or Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Telecommunications